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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:    000-55363

CUSIP Number:  922104104

(Check one)

☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR

☐ Form N-CSR

For period ended

June 30, 2015

☐

Transition Report on Form 10-K

☐

Transition Report on Form 20-F

☐

Transition Report on Form 11-K

☐

Transition Report on Form 10-Q

☐

Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Vapor Hub International Inc.

Full Name of Registrant

Former Name if Applicable

1871 Tapo Street

Address of Principal Executive Office (Street and Number)

Simi Valley, California 93063

City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on of before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Company could not complete the filing of its Annual Report on Form 10-K for the period ended June 30, 2015, due to a delay in obtaining and compiling information required to be included in the Company's Form 10-K, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

 (1) Name and telephone number of person to contact in regard to this notification.

Lori Winther

(805)

309-0530

(Name)

(Area Code)

(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).   ☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Vapor Hub International Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   September 28, 2015

By:   /s/ Lori Winther

Name:  Lori Winther

Title: Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

PART IV -- OTHER INFORMATION

(3)  EXPLANATION OF ANTICIPATED CHANGE

The Registrant expects to report revenues of approximately $5,300,000 for the year ended June 30, 2015 as compared to $1,202,663 from the Registrant’s inception (July 12, 2013) to June 30, 2014.  The increase in revenues during the year ended June 30, 2015 compared to the period from the Registrant’s inception to June 30, 2014 is primarily attributable to the Registrant’s acquisition of Delite Products, Inc. on March 26, 2014.

The foregoing results of operations are estimates and are subject to and qualified by the audited financial statements to be filed as part of the Registrant’s Annual Report on Form 10-K for the year ended June 30, 2015.

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